THIS ANNOUNCEMENT HAS NOT BEEN APPROVED BY THE AUSTRALIAN SECURITIES EXCHANGE (“ASX”) FOR RELEASE ON THE ASX PLATFORM AS THE ASX HAS EXPRESSED CONCERN TO MBT IN RELATION TO THE PROPOSED TRANSACTION AND THE SUITABILITY OF THE COMPANY TO BE LISTED ON THE ASX POST-COMPLETION OF THE TRANSACTION

THE ASX THEREFORE TAKES NO RESPONSIBILITY FOR THE CONTENTS OF THIS ANNOUNCEMENT

PlayUp Limited and Mission to Proceed with Merger & Listing

7 December 2018 - Mission NewEnergy Limited (ASX: MBT, OTC: MNELF) announces today that PlayUp Limited (“PLA”) and Mission are proceeding with the transaction as announced on the 3rd October 2018.

With PLA having successfully raised more than US$8 million, the pathway to proceed with the deal is now secured.

Mission shall work with PLA and its advisers for the purpose of executing the transaction as soon as possible.

- Announcement Ends -

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton
Phone: +61 8 6313 3975
Email: james@missionnewenergy.com